UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEARCHLIGHT MINERALS CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

812224 20 2
(CUSIP Number)

Harry B. Crockett
2441 Horizon Ridge Pkwy, Suite 120
Henderson, NV 89052
Tel: (702) 939-5250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812224 20 2

1.	Names of Reporting Persons Harry B. Crockett
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[_]
	(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization:	US Citizen

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	Not Applicable

8.	Shared Voting Power:	8,917,250 Shares

9.	Sole Dispositive Power:	Not Applicable

10.	Shared Dispositive Power:	8,917,250 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,917,250 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 10.6%*

14.	Type of Reporting Person (See Instructions) IN

*	Based on 84,056,000 shares of Searchlight Minerals Corp. issued and outstanding as at February 22, 2007.

CUSIP No. 812224 20 2

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Searchlight Minerals Corp., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 2441 Horizon Ridge Pkwy., Suite 120, Henderson, NV 89052.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Harry B. Crockett (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 2441 Horizon Ridge Pkwy, Suite 120, Henderson, NV 89052.

(c)	Present Principal Occupation and Employment:

The Reporting Person is the managing member of Verde River Iron Company, LLC. The Reporting Person has served in such capacity since December of 2003. The principal executive offices of Verde River Iron Company LLC are located at 4950 Buckley Cove Way, Suite 8, Stockton, CA 95219.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 15, 2007 Verde River Iron Company, LLC (“VRIC”), Transylvania International, Inc. (“TI”), Clarkdale Minerals LLC (“SMC Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SMC Sub merged with TI, with SMC Sub being the surviving corporation. The closing of the Merger Agreement occurred on February 15, 2007. Pursuant to the terms of the Merger Agreement, the Company agreed to issue 16,825 shares for each issued and outstanding share of TI (1,000 shares issued and outstanding as at February 15, 2007). The Reporting Person holds a 53% membership interest and a 65% voting interest in VRIC and received 8,917,250 Company Shares on February 15, 2007 in connection

CUSIP No. 812224 20 2

with the Company’s acquisition of TI. The shares were issued pursuant to Regulation D and Section 4(2) of the Securities Act of 1933.

ITEM 4.	PURPOSE OF TRANSACTION.

The acquisition of the shares by the Reporting Person was as a result of the sale of assets by VRIC described in Item 3. above. The Reporting Person does not have any plans or proposals which would relate to or result in the occurrence of any of the items listed in (a) through (i) of the instructions Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

     As of February 22, 2007, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)

Common Stock	8,917,250	10.6%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of the close of business on February 22, 2007 there were 84,056,000 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the shared power to vote or to direct the vote of the Company Shares held by him and has the shared power to dispose of or to direct the disposition of the Company Shares held by him. The Company Shares are held by the Reporting Person as trustee for the Marcia and Harry Crockett Family Trust VA dated April 24, 2004.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

CUSIP No. 812224 20 2

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Letter Agreement dated November 22, 2006 among Verde River Iron Company, LLC, Harry B. Crockett, Gerald Lembas and Searchlight Minerals Corp.*

2	Amendment No. 1 to Letter Agreement dated February 15, 2007.**

3	Agreement and Plan of Merger dated February 15, 2007 between Verde River Iron Company, LLC, Transylvania International, Inc., Clarkdale Minerals LLC and Searchlight Minerals Corp.**

*	Previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on November 28, 2006.
**	Previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2007
Date

/s/ Harry B. Crockett
Signature

Harry B. Crockett
Name/Title